Exhibit 99.1

Greenbrook TMS Announces Receipt of Statement of Claim

June 5, 2023 — Toronto, Ontario — Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) announced today that the sellers of Check Five LLC (d/b/a “Success TMS”) (“Success TMS”) have filed a complaint in the Superior Court of the State of Delaware against the Company, TMS NeuroHealth Centers, Inc. (“TMS NeuroHealth Centers”) and certain executive officers of the Company (the “Complaint”), concerning alleged disputes arising out of the sale of Success TMS to TMS NeuroHealth Centers which was completed in July 2022. The Complaint alleges claims against the Company and certain of its representatives for contractual fraud, indemnification for breach of certain representations and warranties of the Company contained in the membership interest purchase agreement, and breach of the implied covenant of good faith and fair dealing. The Complaint seeks damages in an amount to be determined at trial.

Greenbrook and the other defendants have reviewed the Complaint and believe that the allegations are without merit and intend to vigorously defend themselves. The Company is actively evaluating its legal strategy including pursuing counterclaims against the sellers.

Mr. Benjamin Klein, a seller of Success TMS and a plaintiff in the Complaint, is a current director and a significant shareholder of Greenbrook. Mr. Klein was also the Chief Operating Officer of Greenbrook from July 2022 until his termination by the Company effective May 4, 2023.

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 30,000 patients struggling with depression.

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including, without limitation, that the Company intends to vigorously defend the allegations made in the Complaint, the possibility of lodging counterclaims, and intentions and beliefs concerning the Complaint and the ultimate outcome of the related litigation, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, macroeconomic factors such as inflation and recessionary conditions, substantial doubt regarding the Company’s ability to continue as a going concern due to recurring losses from operations; inability to increase cash flow and/or raise sufficient capital to support our operating activities and fund our cash obligations, repay our indebtedness and satisfy our working capital needs; inability to satisfy debt covenants under our existing debt instruments and the potential acceleration of indebtedness; the possible failure to complete the Company’s previously-announced restructuring plan (the “Restructuring Plan”) on terms acceptable to us or our suppliers (including Neuronetics, Inc.), or at all; risks relating to our ability to realize expected cost-savings and other anticipated benefits from the Restructuring Plan; risks related to the Company’s negative cash flows, liquidity and its ability to secure additional financing; increases in indebtedness levels causing a reduction in financial flexibility; risks relating to our dependence on Neuronetics, Inc. as our exclusive supplier of TMS devices; and the other factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.
investorrelations@greenbrooktms.com
1-855-797-4867